APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

GREAT ROAD EQUITY PARTNERS
Balance Sheet - unaudited
For the period ended 9/19/20

	Current Period		Prior Period	
	8-Jul-20		**19-Sep-20**	
ASSETS				
Current Assets:				
Cash	$	-	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		-		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	-	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		-	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		-	-
TOTAL LIABILITIES & EQUITY	$	-	$ -
Balance Sheet Check		-	-

I, Daniel Millen, certify that:

1. The financial statements of Great Road Equity Partners, Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Great Road Equity Partners, Inc has not been included in this Form as Great Road Equity Partners, Inc was formed on 07/08/2020 and has not filed a tax return to date.

Signature   *Daniel Millen*

Name: Daniel Millen

Title: Partner